UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number: 001-41448

Gorilla Technology Group Inc.
(Translation of registrant’s name into English)

64 North Row
London, United Kingdom W1K 7DA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Change in Registrant’s Certifying Accountant

On April 30, 2026, Gorilla Technology Group Inc. (the “Company”) appointed UHY LLP (“UHY”) as its independent registered public accounting firm and dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective immediately. The appointment of UHY was made after a careful evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

Marcum Asia served as the Company’s independent registered public accounting firm from January 31, 2024 to April 30, 2026. The audit report of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2025 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

In connection with the audit of the Company's consolidated financial statements for the fiscal years ended December 31, 2025 and 2024, and in the subsequent interim period through April 30, 2026, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to such matters in its audit report. Marcum Asia has not conducted an audit of our internal control over financial reporting. There were no other reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended December 31, 2025 and 2024, or in the subsequent period through April 30, 2026.

In accordance with Item 16F(a)(3) of Form 20-F, the Company provided Marcum Asia with a copy of the forgoing disclosure and requested Marcum Asia to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated May 6, 2026, is filed as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent interim period through April 30, 2026, neither the Company nor anyone on its behalf consulted UHY with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by UHY that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two most recent fiscal years and in the subsequent interim period through April 30, 2026, neither the Company nor anyone on its behalf consulted UHY with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and Forms S-8 (File Nos. 333-275749 and 333-294405) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: May 6, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

EXHIBITINDEX

Exhibit	Description
99.1	Letter of Marcum Asia to the U.S. Securities and Exchange Commission dated May 6, 2026.

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